SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14D-9/A
(Amendment No. 8)
Solicitation/Recommendation Statement Under Section 14(d)(4) of the
Securities Exchange Act of 1934
PORTEC RAIL PRODUCTS, INC.
(Name of Subject Company)
PORTEC RAIL PRODUCTS, INC.
(Name of Person Filing Statement)
Common Stock, $1.00 par value per share
(Title of Class of Securities)
736212 10 1
(CUSIP Number of Class of Securities)
Richard J. Jarosinski
President and Chief Executive Officer
Portec Rail Products, Inc.
900 Old Freeport Road
Pittsburgh, Pennsylvania 15238-8250
(412) 782-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Person Filing Statement)
With copies to:
Alan Schick, Esq.
Luse Gorman Pomerenk & Schick, P.C.
5335 Wisconsin Ave., NW
Suite 780
Washington, D.C. 20015
(202) 274-2000
☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 8 (this “Amendment No. 8”) to the Solicitation/Recommendation Statement on Schedule 14D-9 (as previously amended and as hereby amended, the “Statement”) originally filed with the SEC on February 26, 2010 by Portec Rail Products, Inc., a West Virginia corporation (“Portec”), hereby amends and supplements Item 8 and Item 9 of the Statement.
     The Statement relates to a tender offer (the “Offer”) by Foster Thomas Company (“Purchaser”), a West Virginia corporation and a wholly-owned subsidiary of L. B. Foster Company (“Foster”), a Pennsylvania corporation, to purchase all of the outstanding shares of common stock, $1.00 par value per share, of Portec, to be commenced pursuant to an Agreement and Plan of Merger, dated as of February 16, 2010, by and among Portec, Foster and Purchaser, and the subsequent merger of Purchaser with and into Portec, with Portec surviving as a wholly-owned subsidiary of Foster (the “Merger” and together with the Offer, the “Contemplated Transactions”).
     Except as amended and supplemented by the information expressly set forth in this Amendment No. 8, the information set forth in the Statement remains unchanged and is hereby incorporated by reference into this Amendment No. 8.
     All capitalized terms used but not specifically defined in this Amendment No. 8 have the respective meanings ascribed to them in the Statement.
Item 8. Additional Information.
     Item 8 of the Statement is hereby amended and supplemented by adding the following paragraph after the second paragraph under the subsection “—Antitrust Compliance.”
     “Portec and Foster are in the process of responding to the Second Request, and are working cooperatively with the Antitrust Division as it conducts its review of the proposed transaction. On May 13, 2010, Portec and Foster entered into a letter agreement with the Antitrust Division pursuant to which Portec and Foster agreed (i) not to certify substantial compliance with the Second Request prior to June 1, 2010, (ii) to provide the Antitrust Division with ten (10) calendar days’ written notice of the closing of the Merger, (iii) that the first date on which they can provide written notice of closing of the Merger is 35 calendar days after Foster certifies substantial compliance with the Second Request and Portec certifies substantial compliance with the Second Request or the related Civil Investigative Demand (the “CID”), (iv) to produce documents and information contained in the files of certain “priority custodians” to be identified by the Antitrust Division at least 14 calendar days prior to certification of substantial compliance, and (v) to continue to produce documents in response to the Second Request and the CID on a rolling basis, with at least 80% of full production to be achieved at least seven calendar days prior to certifying substantial compliance with the Second Request. The effect of this letter agreement is that Portec and Foster may consummate the Merger no earlier than July 16, 2010. The Antitrust Division may grant written permission for Portec and Foster to proceed to closing within a shorter time period. On May 13, 2010, Portec and Foster issued a joint press release announcing their entry into the letter agreement with the Antitrust Division.”

Item 9. Exhibits.
     Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description

(a)(5)(H)	Joint press release issued May 13, 2010.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTEC RAIL PRODUCTS, INC.
By:	/s/ Richard J. Jarosinski
Richard J. Jarosinski
President and Chief Executive Officer

Dated: May 13, 2010